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May 3, 2001


Mr. Guy Naggar                                       Mr. Joseph J. Grabowski
President                                            President and CEO
Specialty Acquisition Corp.                          Specialty Catalog Corp.
c/o Kane Kessler, PC                                 21 Bristol Drive
1350 Avenue of the Americas                          South Easton, MA 02375
New York, NY 10019

Re: Potential Investment by certain affiliates of Golub Associates Incorporated in Specialty Catalog Corp.

Gentlemen:

As used in this letter, the term "Proposal" includes the terms contained in this letter and the attached summary term sheet (the "Term Sheet"), which is an integral part of this letter. Any capitalized defined term, including those defined in this paragraph, will have the same meaning throughout the Proposal. The term "Company" shall mean Specialty Acquisition Corp. ("SAC") and Specialty Catalog Corp. ("SCC") and their successors and affiliates, jointly and severally.

This Proposal, upon its acceptance by the Company, will become a binding agreement regarding our consideration of a potential subordinated debt and warrant investment (the "Financing") in SAC. Golub Associates Incorporated ("Associates") understands that the Company would use the Financing only in connection with a possible recapitalization, going private or similar transaction involving SCC (individually or collectively, a "Transaction"). If the Company or any other entity affiliated with the Company proceeds with a Transaction, the Company and/or such affiliated entity each agree not to use subordinated debt financing from any other source for a Transaction, unless Associates elects in writing either to terminate its interest in providing subordinated debt financing for a Transaction or to substantially change the terms or conditions contained in the attached Term Sheet.

Neither Associates nor its investment affiliates participating in the Financing (the "Investors") will be under any obligation to consummate the Financing until: (a) each of the terms and conditions outlined in this Proposal and in all of the documentation and related documents (collectively with this Proposal, the "Financing Documents") has been met to the satisfaction of Investors and Associates in their sole discretion, and (b) all of the Financing Documents, in form and substance satisfactory to Investors and Associates in their sole discretion, have been executed by the parties.

             A Federal Licensee Under the Small Business Act of 1958           1

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Expenses

By accepting this Proposal, the Company agrees to pay promptly all reasonable out-of-pocket costs and expenses incurred by Investors or Associates (including fees and disbursements of their counsel and accountants), whether or not any financing by Investors is consummated, in connection with or related to the following: all due diligence by Investors, Associates and their representatives (including any independent consultants), all Financing Documents (including any proposed or executed amendments to any of the Financing Documents), all closings related to the Financing, and any legal action by Associates or Investors to enforce this agreement. Associates will invoice the Company for such costs and expenses from time to time, and the Company agrees to pay such expenses within ten days of receipt of the invoice (which shall include supporting documentation for such costs and expenses). The obligations of the Company under this paragraph will survive any expiration or termination of this Proposal. Associates presently expects that its out-of-pocket costs and expenses, excluding fees and disbursements of its counsel, will not exceed $120 thousand. Associates agrees to: (i) seek the Company's approval, which shall not be unreasonably withheld, to exceed the estimate in the preceding sentence, and
(ii) notify the Company prior to incurring any substantial legal or accounting expenses related to the Financing.

Confidentiality of Proposal and No-Shop Undertaking

The terms of this Proposal are confidential, and neither the contents of this letter nor the details of the Proposal may be disclosed by either the Company or Investors or Associates or their respective advisors, except: (a) as required by law with prior written notice to the other party, or (b) to those individuals at the relevant party or their existing investors and financial institutions who have a critical need to know as a result of being involved in the proposed transaction (such as the senior lenders and their attorneys). Either party will advise the other party in advance if any such information is disclosed to a third party. All the parties hereto agree to require any parties receiving such disclosures to keep such information confidential.

During the term of the Proposal, or its earlier termination as contemplated herein, neither the Company nor its officers, directors, shareholders, advisors, representatives or employees shall directly or indirectly solicit, permit, participate in, engage in or otherwise facilitate discussions with any other potential subordinated debt investors in the Company without the written consent of Associates. In addition, the Company will promptly notify Associates in writing of the form and content of any communication regarding such matters or any attempt by any third party to engage in such activities.

Access; Due Diligence; Interim Financial Statements

Upon their execution of appropriate confidentiality agreements with SCC (the "Confidentiality Agreement"), the Company will allow Associates, Investors and their respective representatives all reasonable requested access to the Company's assets, records, personnel, and relevant third parties for the purpose of completing all due diligence investigations deemed necessary or advisable by Associates and Investors.


             A Federal Licensee Under the Small Business Act of 1958           2

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Following the execution of this Proposal and the Confidentiality Agreement and until the closing, Company will furnish to Associates and Investors, not later than 25 days after the end of each month (or earlier, if received earlier), financial statements for SCC for such month, prepared in accordance with GAAP consistent with past practice along with management's analysis of results for the month and year-to-date period compared to budget and prior year prepared for SCC's Board of Directors.

Successors and Assigns; Modification

As used herein, the terms "Investors," "Associates," and the "Company" include the successors or assigns of those parties, except that neither the Investors nor the Company shall have the right to assign its rights. No modification, rescission, waiver, release or amendment of any provision of this Proposal may be made, except by a written agreement signed by the Company and a duly authorized representative of Investors.

Entire Agreement; Headings

This Proposal constitutes the entire agreement and understanding between the parties hereto with respect to the potential financing and supersedes all prior negotiations, understandings and agreements between such parties with respect to the potential financing, including, without limitation, those expressed in any prior proposal letter delivered by Investors to the Company. Headings used in this letter are for convenience only and do not affect the construction of the Proposal.

Jury Trial Waiver; Indemnification

The Company, Investors and Associates hereby knowingly, voluntarily and intentionally waive any right to trial by jury the Company, Investors and Associates may have in any action or proceeding, in law or in equity, in connection with the Proposal. The Company represents and warrants that no representative or agent of Associates or Investors has represented expressly or otherwise, that Investors and Associates will not, in the event of litigation, seek to enforce this right to jury trial waiver. The Company acknowledges that Investors and Associates have been induced to enter into this proposal by, among other things, the provisions of this section.

The Company agrees to indemnify and hold harmless Associates, Investors and their affiliates and their directors, officers, partners, advisors, counsel, agents and employees (each an "Indemnified Party") from and against any and all losses, claims, damages, expenses (including reasonable attorneys' fees and disbursements) or liabilities resulting from any actual or threatened legal actions, proceedings or investigations arising out of this Proposal or any other Transaction matter whether or not any Indemnified Party is named as a party to any such legal action, proceeding or investigation (all of the preceding collectively referred to as "Claims"). The Company further agrees to reimburse each Indemnified Party promptly upon demand from time to time for all expenses (including reasonable attorneys' fees and disbursements) as they are incurred in connection with the investigation of, preparation for or defense of any Claim. The Company will not, however, be responsible to any Indemnified Party hereunder for any


             A Federal Licensee Under the Small Business Act of 1958           3

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Claims to the extent that a court of competent jurisdiction shall have finally judicially determined that any such claim shall have arisen primarily out of or resulted primarily from actions taken or omitted to be taken by any Indemnified Party constituting the willful malfeasance or gross negligence of such Indemnified Party.

Completing the Transaction

The Company agrees that it will use good faith efforts to satisfy the conditions to the Financing, subject to the terms and conditions of this Proposal, as soon as reasonably possible. Investors and Associates will not proceed with the Financing if: (i) Investors has not received from the Company a copy of this letter acknowledged and agreed to by the Company in the spaces provided on or before 5 p.m. on May 4, 2001, or (ii) prior to any such receipt, Associates or Investors gives notice of withdrawal hereof either orally or in writing.

Other Provisions

This Proposal expires on December 31, 2001, except that the obligations of each party described in the following sections shall survive the expiration:
"Expenses," "Confidentiality of Proposal and No-Shop Undertaking" (first paragraph only), "Successors and Assigns; Modification," and "Jury Trial Waiver; Indemnification."


             A Federal Licensee Under the Small Business Act of 1958           4

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Very truly yours,


Golub Associates Incorporated       Participating Investment Affiliates of Golub
                                    Associates Incorporated:

                                    LEG Partners III SBIC, L.P.
By:  /s/ Gregory W. Cashman         By: Golub PS-GP, LLC, its general
     -----------------------        partner
      Principal


                                    By:  /s/ Gregory W. Cashman
                                         ----------------------
                                    Director


                                    LEG Partners Debenture SBIC, L.P.
                                    By: Golub Debenture GP, LLC, its general
                                    partner


                                    By: /s/ Gregory W. Cashman
                                        ----------------------
                                    Director


Acknowledged and agreed to                Acknowledged and agreed to
on behalf of itself and affiliates:       on behalf of itself and affiliates:

Specialty Acquisition Corp.               Specialty Catalog Corp.


By:    /s/ Guy Naggar                     By:    /s/ Joseph Grabowski
       -------------------                       -----------------------

Title: President                          Title: President and CEO
       -------------------                       -----------------------

Date:  May 4, 2001                        Date:  May 4, 2001



             A Federal Licensee Under the Small Business Act of 1958           5